SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K/A

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Report on Form 6-K/A dated for the month of March, 2018

Copa Holdings, S.A.

(Translation of Registrant's Name Into English)

Boulevard Costa del Este, Avenida Principal y Avenida de la Rotonda

Urbanización Costa del Este

Complejo Business Park, Torre Norte

ParqueLefevre

Panama City, Panama

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒    Form 40-F ☐

(Indicate by check whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐    No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b);82-             )

EXPLANATORY NOTE

This amendment to Form 6-K (the “Form 6-K/A”) amends the Notice of 2018 Annual Meeting of Shareholders of Copa Holdings, S.A. (the “Company”), which is contained in the Form 6-K filed with the Securities and Exchange Commission on March 20, 2018 (the “Form 6-K”). The Form 6-K incorrectly stated that Andrew Levy is a nominee for election as an independent director of the Company. Accordingly, the revised Notice of 2018 Annual Meeting of Shareholders of the Company contains the following modification to numbered paragraph 1 therein:

1. By the Class A Shareholders of the Company, to approve the nomination and further ratify the election of Mr. Roberto Artavia, as per the recommendation of the Nominating Committee, as nominee for election as independent director of the Company to hold office for a period of two years to expire on the annual meeting to be held in 2020.

Mr. Levy is a nominee for election by the Class B Shareholders of the Company. Accordingly, numbered paragraph 2 of the Notice of 2018 Annual Meeting of Shareholders of the Company remains unchanged.

Other than as expressly set forth above, this Form 6-K/A does not, and does not purport to, amend, update or restate the information in the Form 6-K, or reflect any events that have occurred after the Form 6-K was originally filed. The Form 6-K, as amended by this Form 6-K/A, continues to speak as of the initial filing date of the Form 6-K.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

Copa Holdings, S.A. (Registrant)
Date: 3/23/2018
	By:	/s/ José Montero
Name: José Montero Title: CFO